December 21, 2006
Jeffrey B. Grill
202.663.9201
jeffrey.grill@pillsburylaw.com
By Facsimile
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:     David Burton, Staff Accountant

Re:	ReGen Biologics, Inc.
Item 4.02 Form 8-K
Filed November 13, 2006
File No. 0-20805
Response to Staff Comments of November 24, 2006
Ladies and Gentlemen:
     On behalf of ReGen Biologics, Inc. (the “Company”), we are submitting this letter in response to the comments contained in the Staff’s letter of November 24, 2006, regarding the Company’s Form 8-K dated November 6, 2006 and filed November 13, 2006 (the “Form 8-K”).
     In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of November 24, 2006, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.
Form 8-K dated November 6, 2006
Item 4.02(a). Non-Reliance on Previously Issued Financial Statements
1.	Disclose when you concluded that your financial statements should no longer be relied upon. In addition, please amend your filing to identify the financial statements and year or periods covered that should no longer be relied upon. Refer to the guidance in Item 4.02 under Section 4 of Form 8-K.

Division of Corporation Finance
December 21, 2006

     In response to Staff’s comments and to comply with Item 4.02(a) of Form 8-K, the Company proposes to amend its Form 8-K by deleting the third paragraph under Item 4.02 and replacing it with the following:
As a result of the errors in grant measurement dates, the Company currently estimates that it should have recognized approximately $1.2 million (unaudited) cumulative additional non-cash stock-based compensation expense, for the years ended 2003 through 2005, and the first two quarters of 2006. While the impact of the additional non-cash stock-based compensation expense in any individual year is not considered material, the cumulative impact of such expense is material. Accordingly, on November 6, 2006, the Audit Committee of the Board of Directors of the Company determined, after consultation with management and with the concurrence of the Company’s independent registered public accounting firm, Ernst & Young LLP, that the Company will restate its consolidated financial statements for the years ended December 31, 2005, 2004, 2003, the period from December 21, 1989 (inception) to December 31, 2005, and the quarters ended March 31, 2006 and June 30, 2006 (the “Affected Financial Statements”), to include the additional expense. As a result, the Company has determined that the Affected Financial Statement should no longer be relied upon.
     In addition, the Company believes that Item 4.02(b) and (c) are inapplicable because the Company’s independent registered public accounting firm, Ernst & Young LLP, did not advise the Company or deliver notice to the Company that disclosure should be made under Item 4.02 or action should be taken to prevent future reliance on the Affected Financial Statements.
     As requested by the Staff, we are providing the following acknowledgements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
December 21, 2006

     If you have any questions relating to this supplemental letter, I can be reached by telephone at 202.663.9201, by facsimile at 202.663.9203 (or 202.663.8007), or by e-mail at jeffrey.grill@pillsburylaw.com.
     Thank you very much for your prompt attention to this matter.

Sincerely,
/s/ Jeffrey B. Grill

Jeffrey B. Grill

cc:	Brion Umidi
David Main